Mail Stop 3561

September 7, 2007

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
2055 High Ridge Road
Boynton Beach, Florida 33426

>   **Re: Vitacost.com, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **File No 333-143926**
>   **Filed August 10, 2007**

Dear Mr. Kerker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter of July 19, 2007. Please provide the price range in your next amendment.

Our Business, page 1

2. We note your response to comment 9 in our letter of July 19, 2007. Please indicate where the products supplied to you by Health Wright Products, Nutra Manufacturing and NutriForce Nutrition are manufactured.

3. We note your response to comment 11, however, it appears that you continue to use some of these terms and phrases to describe your business. See, for example, page 1, 3, 42 and 44 where you continue to refer to your "unique" value proposition, and "industry leading fulfillment" and "exceptional" customer service. If you have retained these statements because you believe they can be substantiated, please revise your document to provide the basis for your belief.

4. We note your response to comment 14 in our letter of July 19, 2007. We are still considering the materials you provided and may have further comment.

Risk Factors, page 8

5. Please delete "the risks and uncertainties described below may not be the only risks that we face." You are required to discuss the material risks that you face in this discussion so, if this discussion is incomplete, please revise it to complete it. Otherwise this statement is inappropriate.

6. Notwithstanding your response to comment 22 in our letter of July 19, 2007, it does not appear you have modified the risk factor captioned "Our quarterly results of operations may fluctuate in the future." Please revise.

7. Please revise the caption "We may not be able to maintain our domain names" to describe risk to investors. In addition, other than the first paragraph following the caption, the ensuing seven paragraphs do not appear to be part of this risk factor. Please revise.

8. Please revise the caption "Security breaches could damage our business" to briefly explain what security breaches you are talking about and how they could damage your business in particular.

9. It is not clear whether the first paragraph on page 22 is a risk factor as it is not preceded by a caption. Please advise or revise.

Business, page 42

Our Value Proposition to Our Customers, page 44

10. We note your response to prior comment 29 in our letter dated July 19, 2007, however, the information you provide lends support to the belief that you may be maximizing the dosage levels so as to provide optimal dietary benefit for your products but it does not support the notion that your competitors are not doing also so considering there could be other reasons for choosing to utilize a formula that involves lower dosages of a particular supplement/nutrient, such as cost, side effects, etc. As a result, please delete this sentence.

Ira P. Kerker
Vitacost.com, Inc.
September 7, 2007
Page 3

New Product Development, page 47

11. We have reviewed your response to comment 31 in our letter dated July 19, 2007. We note your indication that your SAB, together with your founder and the Company analyze current medical and scientific research to determine "the need for specific nutraceutical products. Once a specific market need is identified, products are formulated in blends and at dosage levels that maximize their nutritional value." First, please explain what you mean when you refer to "the Company;" if you mean to refer to specific officers, please revise to do so. Second, please elaborate upon how your SAB analyzes current medical and scientific research to determine the specific market needs that trigger new product development.

12. Please explain the statement that scientific advisory board members "report anecdotally" on the efficacy of various nutritional formulations on "an informal basis."

13. We note that members of the scientific advisory board receive compensation in the form of options to purchase shares of your common stock, granted annually in increments of between 1,000-2,500 shares. Please explain how these amounts are determined.

Contract Manufacturing, page 49

14. We note your response to comment 36 in our letter of July 19, 2007. Please explain where the third-party manufacturers from whom you purchase all of the materials and ingredients for your NSI-branded products are located. Also indicate where these products are manufactured and whether you have any contracts in place to ensure your purchase requirements.

15. We note your response to comment 37 in our letter dated July 19, 2007. Please revise your disclosure to include your response.

Regulatory Proceedings, page 56

16. We note your response to comment 39 in our letter of July 19, 2007. However, please revise the sentence: "On April 23, 2001, the Court found that Mr. Gorsek, acting through the public relations firm, failed to adequately disclose the receipt of compensation by it (in the form of cash and securities)… ." to state: "On April 23, 2001, the Court found that Mr. Gorsek, acting through the public relations firm, engaged in fraud by failing to adequately disclose the receipt of compensation by it (in the form of cash and securities)… ."

17. Please advise us whether Mr. Gorsek has any plans to directly or indirectly participate in capital raising efforts of any penny stock issuer now that the ban against such participation has expired.

18. Please refer to the paragraph that states: "On April 23, 2001, the U.S. District Court entered a summary judgment against Mr. Gorsek and on May 28, 2002, the U.S. District Court entered an order finding Mr. Gorsek liable for violations of Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule 10(b)(5)." Please revise to state:

    "On April 23, 2001, the U.S. District Court entered summary judgment against Mr. Gorsek, finding him liable for violations of the antifraud and anti-touting provisions of the federal securities laws (specifically, Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule 10b-5 in connection with his public relations firm). On May 28, 2002, following a bench trial, Mr. Gorsek was found liable for defrauding his brokerage customers in violation of Sections 17(a) of the Securities Act and 10(b) of the Exchange Act, and Rule 10b-5, thereunder."

Executive Compensation, page 63

Compensation Discussion and Analysis, page 63

19. We note your response to comment 43 in our letter of July 19, 2007. We note your revisions, however, we reissue the comment as you have not addressed in any detail how compensation amounts were determined historically except to explain that Mr. Gorsek made these decisions in lieu of a compensation committee. Please revise your discussion to ensure that your CD&A is discussed from the perspective of historical and prospective viewpoints, as requested previously; the absence of formal guidelines is not a sufficient reason to exclude this disclosure. Please explain how Mr. Gorsek arrived at the type and amounts of compensation that was paid in fiscal year 2006.

20. We note your response to comments 44 and 45 in our letter of July 19, 2007. Please confirm that you will provide this information in future filings and please disclose when you expect to have made these decisions.

Director Compensation, page 68

21. We note your response to comment 46 in our letter of July 19, 2007. However, please revise to disclose by footnote to the Director Compensation table the aggregate number of option awards outstanding at fiscal year end.

Certain Relationships and Related Party Transactions, page 77

22. We note your response to comment 48 in our letter of July 19, 2007. You have not indicated whether you have a policy for the review, approval or ratification of related party transactions. If you have no such policy, aside from board of director approval, please state this in your disclosure and, at the very least, disclose how you determine what types of transactions constitute related party transactions, pursuant to Item 404(b) of Regulation S-K.

Annual Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Stock Based Compensation, page F-9

23. We have reviewed your response to comment 58 in our letter dated July 19, 2007. Based on the information you provide in your response letter, it is our understanding that you use fair value and not the "calculated value" method for computing share-based compensation expense. Further, it is our understanding that in estimating the fair value of share options, your assumption of expected volatility is based on the average historical volatilities of otherwise similar public entities, and not based on an industry sector index. If our understanding is correct, please revise your accounting policy disclosure to clarify accordingly. In revising your disclosure, please ensure you omit any reference to an "appropriate industry sector index" as such reference tends to suggest that you are using a calculated value, as opposed to fair value method for valuing share-based compensation. If our understanding is incorrect, please advise. For reference, refer to paragraphs 23 and A22 of SFAS 123(R).

Interim Financial Statements

24. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

25. It does not appear you have addressed comment 64 in our letter of July 19, 2007. Please revise to provide the information required by Item 701 of Regulation S-K or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Robyn Manuel, Senior Staff Acountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Branch Chief at (202) 551-3264 or me at (202) 551-3725 if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Susan W. Wiles, Esq.
	Shefsky & Froelich Ltd.
	Fax: (312) 527 3194